Invest Inc.

May 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	Invest Inc.
Offering Statement on Form 1-A, as amended Filed on May 15, 2023
File No.: 024-12201

Dear Ms. Ishmukhamedova:

On behalf of Invest Inc., I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on Monday, May 22, 2023, or as soon thereafter as practicable.

Sincerely,

/s/ Marc McNeill
Marc McNeill
Chief Executive Officer
Invest Inc.